                            KUNZMAN & BOLLINGER, INC.
                                ATTORNEYS-AT-LAW
                          5100 N. BROOKLINE, SUITE 600
                          OKLAHOMA CITY, OKLAHOMA 73112

                            Telephone (405) 942-3501
                               Fax (405) 942-3527

                                  July 25, 2006

ELECTRONIC FILING
-----------------

Ms. Tangela S. Richter
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

     RE:  Atlas America Series 26-2005 L.P.
          Registration Statement on Form 10
          Filed April 28, 2006
          File No. 0-51945
          Re: Response Letter Dated June 14, 2006
          ---------------------------------------

Dear Ms. Richter:

     This letter is submitted on behalf of Atlas America Series 26-2005 L.P. (the "Partnership") in response to your letter dated July 11, 2006 with respect to the above referenced Registration Statement on Form 10 for the Partnership. For your convenience, we have first restated your comments in italics and then provided our response.

     Also, pursuant to your request a letter from Atlas Resources, LLC, the Partnership's Managing General Partner, is enclosed, which contains the representations you requested of it in your letter dated July 11, 2006.

General
-------

1. We have reviewed your response to prior comment 2. Please have the broker-dealers with whom you work as well as the registered representatives of the largest broker/dealer clients, confirm that they in practice, as well as theory, impose strict prohibitions against the general solicitation of investors for the funds.

          Pursuant to your comment, Atlas Resources, LLC, the Partnership's Managing General Partner, has contacted by telephone each broker/dealer firm that signed a selling agent agreement to offer and sell the Partnership's Units, as well as the registered representatives that sold the most Units, and those firms and registered representatives have confirmed to the Managing General Partner that each of them complied in practice,

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KUNZMAN & BOLLINGER, INC.

Ms. Tangela S. Richter
Securities and Exchange Commission
July 25, 2006
Page 2

          as well as in theory, with strict prohibitions against the general solicitation of investors for the Partnership.

     Please direct any questions or comments regarding the enclosed to the undersigned or Mr. Gerald A. Bollinger at the captioned number.

                                        Very truly yours,

                                        KUNZMAN & BOLLINGER, INC.

                                        /s/ Wallace W. Kunzman, Jr.
                                        ---------------------------
                                        Wallace W. Kunzman, Jr.

Enclosure

cc: Mr. Freddie Kotek

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[ATLAS AMERICA, INC. LOGO]

                                  July 25, 2006

FACSIMILE
(202) 942-9528
--------------

Ms. Tangela S. Richter
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

     RE:  Atlas America Series 26-2005 L.P.
          Registration Statement on Form 10
          Filed April 28, 2006
          File No. 0-51945
          ---------------------------------

Dear Ms. Richter:

     This letter is submitted in response to your letter dated July 11, 2006, with respect to the above-referenced Registration Statement on Form 10. Atlas Resources, LLC (the "Company") acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact the Company's special counsel, Wallace W. Kunzman, Jr. or Gerald A. Bollinger, if you have any questions or comments.

                                        Very truly yours,

                                        ATLAS RESOURCES, LLC


                                        /s/ Freddie M. Kotek
                                        ----------------------------------------
                                        Freddie M. Kotek, Chairman of the Board
                                        of Directors, Chief Executive Officer
                                        and President

   311 Rouser Road, PO Box 611, Moon Township, PA 15108 o tel: 412 262-2830 o
                    fax: 412 262-2820 o www.atlasamerica.com